Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On January 21, 2021, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 50,803,204 shares of common stock (representing 9.84%, as of November 24, 2020) to 50,666,140 shares of common stock (representing 9.81%, as of December 31, 2020). The share ownership of NPS is 9.49% of the total outstanding number of shares, including 17,482,000 convertible preferred shares issued. This disclosure is based on the results of shareholder registry closing as of December 31, 2020.